UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2017
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of MJM Limited, dated December 15, 2017, relating to the legality and validity of the common shares offered by Nordic American Tankers Limited (the "Company").

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-218903).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: December 15, 2017	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 5.1

jleese@mjm.bm Dir. 441 294-3625 Fax. 441 292- 9151 Ref. JL/29796.0020

15 December 2017

By Courier and Email

Nordic American Tankers Ltd.
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

Dear Sirs

Re:	Nordic American Tankers Ltd. (the "Company")

1.
Subject of Opinion

We are lawyers duly qualified to practise in Bermuda.  This opinion as to the laws of Bermuda is addressed to you in connection with the Company's public offering (the "Offering") of 40,000,000 common shares of par value US$0.01 per share in the share capital of the Company (the "Shares"). The Shares are more fully described in a registration statement on Form F-3 (File No. 333-218903) (the "Registration Statement", which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) filed with the Securities and Exchange Commission (the "Commission") on 22 June 2017 under the Securities Act of 1933, as amended (the "Securities Act").

2.	Documents Examined

For the purposes of this opinion we have examined and relied upon originals or copies of the following:

2.1          the Registration Statement;

2.2
copies of unanimous written resolutions of the Board of Directors of the Company adopted on 12 December 2017 and written resolutions of the Pricing Committee of the Board of Directors of the Company adopted on 13 December 2017 (the "Resolutions");

2.3	a copy of the following documents for the Company, as certified by the secretary of the Company (the "Secretary") on 15 December 2017:

(a)          Certificate of Incorporation;

(b)          Certificate of Amalgamation;

(c)          Certificate of Incorporation on Change of Name;

(d)          Memorandum of Association;

(e)          Bye-laws;

(f)          Register of Directors and Officers; and

(g)          Tax Assurance Certificate;

2.4
a copy of a letter dated 15 December 2017 from Computershare, as registrar and transfer agent for the Shares, confirming the number of Shares issued and outstanding and fully paid as of 15 December 2017 (the "Registrar and Transfer Agent's Letter");

2.5	a cross receipt dated 15 December 2017 between the Company and Morgan Stanley & Co. LLC, on behalf of the several underwriters (the "Cross Receipt"); and

2.6	such other documents as we have deemed necessary in order to render this opinion

(together the "Documents").

As to questions of fact relevant to this opinion, we have relied upon certificates issued by the
Government of Bermuda or agencies thereof and by officers and agents of the Company, which matters of fact we have not independently verified.

3.          Opinion Limited to Bermuda Law

We have not investigated the laws of any country other than Bermuda and this opinion is given only with respect to compliance with or matters governed by Bermuda law. This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is also limited to the matters stated herein and no opinion is to be implied or may be inferred beyond the matters expressly stated herein.  We give this opinion on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda. This opinion is issued solely for the purposes of the filing of the Registration Statement and the Offering by the Company and is not to be relied upon in respect of any other matter.

4.	Assumptions

In giving this opinion, we have assumed:

4.1
the authenticity, accuracy and completeness of all of the Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all of the Documents submitted to us as certified, electronic or photostatic copies;

4.2	the genuineness of all signatures on the Documents submitted to us;

4.3
the truth, accuracy and completeness as at the date hereof of all representations as to factual matters, warranties and statements of fact or law, other than as to the laws of Bermuda, made in any of the Documents;

4.4	the authority, capacity and power of each of the persons signing the Documents submitted to us (other than directors or officers of the Company);

4.5
that the Resolutions certified as being true and accurate and provided to us in connection with the giving of this opinion were duly adopted by the duly elected or appointed directors of the Company; that any provisions contained in the Companies Act 1981 of Bermuda, as amended, (the "Companies Act") or the bye-laws of the Company relating to the declaration of directors' interests and the adopting of written resolutions of the directors were duly observed; that there is no matter affecting the authority of the directors of the Company to effect entry by the Company into the Agreement not disclosed by the memorandum of association or bye-laws of the Company or the applicable Resolutions which would have any adverse implication in relation to the opinions expressed herein; and that such Resolutions have not been amended or rescinded, either in whole or in part, and are in full force and effect; and

4.6	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein.

5.	Opinion

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that under the laws of Bermuda, the Shares have been duly authorized and validly issued and are fully paid and non-assessable.

6.	Reservations

This opinion is subject to the following reservation:

Any reference in this opinion to shares being "non-assessable" means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.

7.	Disclosure

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm, under the captions "Legal Opinions" in the prospectus attached thereto, without admitting that we are "experts", within the meaning of the Securities Act or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act.

We assume no responsibility to review or update this opinion if applicable law or the existing facts or circumstances should change after the date hereof.

Yours faithfully

/s/ MJM LIMITED

MJM LIMITED